

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Jonathan Huberman
Chairman, Chief Executive Officer
Software Acquisition Group Inc. III
1980 Festival Plaza Drive, Ste. 300
Las Vegas, Nevada 89135

Re: Software Acquisition Group Inc. III
Amendment No. 2 to Registration Statement on Form S-4
Filed June 29, 2022
File No. 333-262723

Dear Mr. Huberman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed June 29, 2022

Non-GAAP Financial Measures, page 167

1. We note your response to comment 9. It appears the types of expenses included in "contract acquisition costs" are akin to sales and marketing expenses, which are normal, recurring cash expenses necessary to operate your business. As such, the exclusion of these types of expenses in calculating the non-GAAP measure "Adjusted EBITDA" does not appear appropriate. Please revise the calculation of your non-GAAP measure to remove this adjustment or explain why you do not believe this is required. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on non-GAAP measures.

Unaudited Prospective Financial Information of Nogin, page 203

2.   We note your response to comment 19 that you "added in a discussion on the fluctuation from 2021 expectations to 2021 actuals." We re-issue the comment-in part. Please disclose whether Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-reference to the discussion of Nogin's 2021 results of operations. In this regard, while we note your disclosure does address certain 2021 fluctuations (e.g., "[i]n late-2021, the Company experienced supply chain issues related to the shifting economy . . . ."), it does not appear that you compare the 2021 projections to the 2021 actual results.

Branded Online, Inc. dba Nogin Consolidated Financial Statements
6. Long-Term Debt, page F-91

3.   Your disclosure in Note 6 indicates that your line of credit contains covenants regarding certain financial statement amounts and ratios of the Company. It also indicates that the Company received a forbearance and waiver, respectively, for its financial statement covenants for the periods ended March 31, 2022 and December 31, 2021. Given the need for forbearance and waivers at March 31, 2022 and December 31, 2021, please explain why you believe it is probable that the Company will be able to cure the default and comply with the covenants at measurement dates that are within the next twelve months and that the balance on the line of credit should therefore be classified as a long-term obligation in your financial statements. Refer to the guidance in ASC 470-10-45-1.

         You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Christian Nagler